Exhibit 99.1

(1) Mr. Harris is associated with Apollo Management V, L.P. ("Management")
 and its affiliated investment managers.  Management serves as the manager of YBR Holdings, LLC ("Holdings"), which is the general partner of each of YBR Netherlands I, L.P. ("Netherlands I") and YBR
 Netherlands II, L.P. ("Netherlands II," and together with Holdings and
 Netherlands I, the "Apollo Funds").  The Apollo Funds are each record holders of certain shares of Common Stock and Redeemable Preferred Stock of Compass Minerals International, Inc.  Apollo Investment Fund V, L.P.,
 Apollo Overseas Partners V, L.P., Apollo Netherlands Partners V (A),
 L.P., Apollo Netherlands V (B), L.P. and Apollo German Partners V GmbH
 & Co. KG are all members of Holdings (collectively, the "Apollo
 Members").  AIF V Management, Inc. ("AIF V") is the general partner of
 Management.  Apollo Advisors V, L.P. ("Advisors") is the general partner of each of the Apollo Members.  Apollo Capital Management V, Inc.
 ("ACM V") is the general partner of Advisors.  Mr. Harris disclaims beneficial ownership of all securities of Compass Minerals
 International, Inc. that may be deemed beneficially owned by the Apollo
 Funds, the Apollo Members, Management, Advisors, AIF V and ACM V.  This
 report shall not be deemed an admission that Mr. Harris is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as
 amended, or for any other purpose.